ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-185398

December 12, 2012

Access Midstream Partners, L.P.

Term Sheet

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated December 12, 2012 relating to these securities.

Issuer:	Access Midstream Partners, L.P.

Offering Size:	16,000,000 common units representing limited partner interests

Offering Price:	$32.15 per common unit

Option to purchase additional units:	2,400,000 additional common units offered by the issuer (30 days)

Proceeds, net of underwriting discounts and offering expenses:	Approximately $495.0 million (excluding option to purchase additional common units) or approximately $569.5 million (including exercise of option to purchase additional common units)

Trade Date:	December 13, 2012

Settlement Date:	December 18, 2012

Underwriters:

Citigroup Global Markets Inc.

Barclays Capital Inc.

UBS Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Raymond James & Associates, Inc.

RBC Capital Markets, LLC

Stabilizing Transactions:	Prior to purchasing the common units being offered pursuant to the preliminary prospectus supplement, on December 12, 2012, Citigroup Global Markets Inc. purchased, on behalf of the syndicate, 304,354 common units at an average price of $ 32.2157 per unit in stabilizing transactions.

Concurrent Offering of Senior Notes

On December 12, 2012, we priced a separate public offering (the “Notes Offering”) of $1,400,000,000 aggregate principal amount of 4.875% Senior Notes due 2023. The net proceeds of the Notes Offering, after deducting the underwriting discounts and commissions, will be $1,379 million. The notes were sold at 100% of their face amount.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup toll-free at (800) 831-9146, Barclays toll-free at (888) 603-5847 or UBS Investment Bank toll-free at (888) 827-7275.